

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2015

Lance Williams
Chief Executive Officer
Nhale, Inc.
8300 FM 160 West, Suite 450
Houston, Texas 77070

      Re: Nhale, Inc.
             Form 10-K for Fiscal Year Ended May 31, 2014
             Filed September 15, 2014
             File No. 333-182761

Dear Mr. Williams:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ William H. Thompson

                                     William H. Thompson
                                     Accounting Branch Chief